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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Schedule 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1*)
Orbotech Ltd.
(Name of Issuer)
Ordinary Shares (NIS $0.14 nominal par value)
(Title of Class of Securities)
M75253100
(CUSIP Number of Class of Securities)
March 14, 2009
(Date of Event Which Requires Filing of This Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☑ Rule 13d-1(c)
☐ Rule 13d-1(d)
          *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
          The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	M75253100

1	NAME OF REPORTING PERSON S.S. or I.R.S. Identification Nos. of Above Persons (entities only) William Davidson TR dated September 24, 2008, as amended

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Michigan

	5	SOLE VOTING POWER

NUMBER OF		2,213,952(1) (2)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,213,952(1) (2)

WITH	8	SHARED DISPOSITIVE POWER

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,213,952(1) (2)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.49%(3)

12	TYPE OF REPORTING PERSON

OO

CUSIP No.	M75253100

1	NAME OF REPORTING PERSON S.S. or I.R.S. Identification Nos. of Above Persons (entities only) Jonathan S. Aaron

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Michigan

	5	SOLE VOTING POWER

NUMBER OF		2,213,952(1) (2)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,213,952(1) (2)

WITH	8	SHARED DISPOSITIVE POWER

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,213,952(1) (2)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.49%(3)

12	TYPE OF REPORTING PERSON

OO
(1)	Represents Ordinary Shares of the Issuer held by the William Davidson TR dated September 24, 2008, as amended (the “Trust”). The Trust is governed by two co-trustees, Jonathan S. Aaron and Eric L. Garber; however, Mr. Aaron has ultimate authority with respect to all decisions regarding management of the Trust. Accordingly, Mr. Aaron has sole voting and dispositive power with respect to the securities held by the Trust.
(2)	The Trust acquired 2,463,549 Ordinary Shares on March 14, 2009. On May 26, 2009, the Trust disposed of 249,597 Ordinary Shares for net proceeds of $1,569,072.67.
(3)	Based upon 34,106,775 Ordinary Shares outstanding as of December 31, 2008, as reported in the Issuer’s Form 20-F for the fiscal year ended December 31, 2008.

Item 1.
(a)	Name of Issuer.

Orbotech Ltd.

(b)	Address of Issuer’s Principal Executive Offices.

Sanhedrin Boulevard
P.O. Box 215
Yavne, Israel L3 81101
Item 2.
(a)	Name of Person(s) Filing.
(i): William Davidson TR dated September 24, 2008, as amended

(ii): Jonathan S. Aaron
(b)	Address of Principal Business Office or, if none, Residence.
(i) and (ii): 2300 Harmon Road, Auburn Hills, Michigan 48326
(c)	Citizenship.
(i) Michigan (ii) United States of America
(d)	Title of Class of Securities.

Ordinary Shares (NIS $0.14 nominal par value)

(e)	CUSIP Number.

M75253100
Item 3.
Not applicable.
Item 4. Ownership.
(a)	Amount Beneficially Owned : 2,213,952(1) (2)

(b)	Percent of Class: 6.49% (3)

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 2,213,952(1) (2)

(ii)	shared power to vote or to direct the vote: -0-

(iii)	sole power to dispose or to direct the disposition of: 2,213,952(1) (2)

(iv)	shared power to dispose or to direct the disposition of: -0-
(1)	Represents Ordinary Shares of the Issuer held by the William Davidson TR dated September 24, 2008, as amended (the “Trust”). The Trust is governed by two co-trustees, Jonathan S. Aaron and Eric L. Garber; however, Mr. Aaron has ultimate authority with respect to all decisions regarding management of the Trust. Accordingly, Mr. Aaron has sole voting and dispositive power with respect to the securities held by the Trust.

(2)	The Trust acquired 2,463,549 Ordinary Shares on March 14, 2009. On May 26, 2009, the Trust disposed of 249,597 Ordinary Shares for net proceeds of $1,569,072.67.

(3)	Based upon 34,106,775 Ordinary Shares outstanding as of December 31, 2008, as reported in the Issuer’s Form 20-F for the fiscal year ended December 31, 2008.
Item 5. Ownership of Five Percent or Less of a Class.
Not Applicable
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not Applicable
Item 8. Identification and Classification of Members of the Group.
Not Applicable
Item 9. Notice of Dissolution of Group.
Not applicable.
Item 10. Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

William Davidson TR dated September 24, 2008,
as amended
Dated: May 27, 2009

/s/ Jonathan S. Aaron Jonathan S. Aaron, Co-Trustee

Dated: May 27, 2009	/s/ Eric L. Garber Eric L. Garber, Co-Trustee
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: May 27, 2009	/s/ Jonathan S. Aaron Jonathan S. Aaron, Individually

EXHIBIT A
JOINT FILING AGREEMENT
     The undersigned hereby agree to the joint filing of the Schedule 13G to which this Agreement is attached.

William Davidson TR dated September 24, 2008,
as amended

Dated: May 27, 2009	/s/ Jonathan S. Aaron Jonathan S. Aaron, Co-Trustee

Dated: May 27, 2009	/s/ Eric L. Garber Eric L. Garber, Co-Trustee

Dated: May 27, 2009	/s/ Jonathan S. Aaron Jonathan S. Aaron, Indiviudally